AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 2001.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               Park Bancorp, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock $ .01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   700164-10-6
                                   -----------
                                 (CUSIP Number)

                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105

                                 (314) 854-4600
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2001
                                  ------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 24013d-1(g), check the following box |X|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D
========================================== ====================================
CUSIP NO. 700164-10-6
                                                            Page 2 of 11 Pages
========================================== ====================================
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            INVESTORS OF AMERICA, LIMITED PARTNERSHIP
            43-1521079
=========== ===================================================================
2
                                                                     (a) |_|

            CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*         (b) |_|
=========== ===================================================================
3           SEC USE ONLY
=========== ===================================================================
4           SOURCE OF FUNDS*
            Not Applicable
=========== ===================================================================
5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR     2(e)                                    |_|
=========== ===================================================================
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            NEVADA
=================== ============ ==============================================
 NUMBER OF SHARES    7            SOLE VOTING POWER

                                  84,000 Common
==================== ============ =============================================
                     8            SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                     NONE
==================== ============ =============================================
  EACH REPORTING     9            SOLE DISPOSITIVE POWER
                                  84,000 Common
==================== ============ =============================================
                     10           SHARED DISPOSITIVE POWER
      PERSON
       WITH                       NONE
=========== ===================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            84,000 Common
=========== ===================================================================
12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN  ROW  (11)  EXCLUDES CERTAIN
            SHARES*
=========== ===================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13          5.4%
=========== ===================================================================
14          TYPE OF REPORTING PERSON
            IV, PN
=========== ===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $.01 per share, (the "Common Stock") issued by Park Bancorp, Inc. ("Park"), whose principal executive offices are located at 5400 S. Pulaski, Chicago, Illinois 60632.

Item 2. Identity and Background

This statement is filed by Investors of America, Limited Partnership, a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director). James
F. Dierberg and Mary W. Dierberg are husband and wife.

The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorp-orated herein by reference.

The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration
Not applicable.

Item 4. Purpose of Transaction

Investors initially  acquired the Common Stock which is  the  subject  of  this
Schedule 13D without a purpose of changing or influencing control of the Issuer. Investors frequently invests in the securities of financial institutions and considers the Issuer's common stock to be undervalued in relation to its
potential market value.   However,  in  view of the performance of the Issuer's
stock, Investors now believes that, in order to maximize the value for shareholders, the Issuer's management and board of directors must aggressively pursue a strategy to enhance market value.

Investors is filing this Schedule 13D to report that it intends to propose that
the   Issuer  pursue  a  transaction  that could have the effect of changing or influencing  control  of  the Issuer, or to support such a transaction if it is
proposed by others.   At  this  time  Investors   has not formulated a specific
proposal, but it intends to contact the Issuer, and it may also contact other shareholders, to suggest that immediate consideration be given by management and the board of directors to initiating a transaction. Depending on the response received and other factors, including the market price of the Issuer's common stock and market conditions, Investors may acquire additional shares of the Issuer's common stock in the open market or otherwise, seek to influence management's policies through its vote, make a formal proposal for sale of the Issuer, or propose other actions. Investors may consider initiating an acquisition proposal involving one of its affiliates.

Except as set forth in this Item 4, Investors does not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the right to develop such plans or proposals is expressly reserved). In addition, depending upon market prices and other conditions, Investors may dispose of the securities of the Issuer at any time and from time to time in the open market or in one or more private transactions at prices to be determined. Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,546,471 shares outstanding at March 13, 2001, as reported in Park's 10-K for the fiscal year ended December 31, 2000. As of the close of business on May 24, 2001, Investors beneficially owned 84,000, or approximately 5.43% of such number of shares of Common Stock.

(b) Investors beneficially owns 84,000 shares of the Common Stock and has the sole power to vote and dispose of such shares.

(c) All transactions in the shares of Common Stock effected by Investors within the past 60 days are described in Exhibit 5(c) attached hereto. All such shares were purchased through a broker-dealer.

(d-e)Not  Applicable.

Item  6.  Contracts,   Arrangements,   Understandings  or  Relationships  with
Respect to Securities of the Issuer  Investors is under the control of James F.
Dierberg.  See Item 2 above.    James F. Dierberg and  Mary W.  Dierberg  are
husband and wife.

Item 7.  Material to Be Filed as  Exhibits
Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    INVESTORS OF AMERICA
                                    LIMITED PARTNERSHIP


                                     By: /s/ James F. Dierberh
                                        ----------------------------------------
                                             James F. Dierberg, President of
                                             First Securities America, Inc.,
                                             General Partner

Date: May 25, 2001

                                  EXHIBIT INDEX



Exhibit No.                                                            Page No.
-----------                                                            --------
Exhibit 2A                                                                  7
Exhibit 2B                                                                  8
Exhibit 2C                                                                  9
Exhibit 2D                                                                 10
Exhibit 5(c)                                                               11

                                   Exhibit 2A

                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

State or Other Place of Organization:              Nevada
Principal Business:                                Investment in real estate
                                                   and stocks

Address of Principal Business:                     1504 Hwy. #395 N #8-00508
                                                   Gardnerville, Nevada 89410

Address of Principal Office:                       1504 Hwy. #395 N #8-00508
                                                   Gardnerville, Nevada 89410

Criminal Proceedings During Last 5 Years:          None

Civil Proceedings During Last 5 Years:             None

                                   Exhibit 2B

FIRST SECURITIES AMERICA, INC.(General Partner of Investors of America, Limited Partnership)

State or Other Place of Organization:           Missouri

Principal Business:                             Insurance and investments

Address of Principal Business:                  11 E. Lockwood
                                                Webster Groves, Missouri 63119

Address of Principal Office:                    11 E. Lockwood
                                                Webster Groves, Missouri 63119

Criminal Proceedings During Last 5 Years:       None

Civil Proceedings During Last 5 Years:          None

                                   Exhibit 2C

JAMES F. DIERBERG (Director and President of First Securities America, Inc.;
 controlling shareholder of First Securities America, Inc.)

Residence or Business Address:                    39 Glen Eagles Drive
                                                  St. Louis, Missouri 63124

Principal Occupation or Employment:               Financial services

Name of Employer:                                 First Banks, Inc.

Principal Business:                               Bank holding company

Address:                                          135 North Meramec,
                                                  Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:         None

Civil Proceedings During Last 5 Years:            None

Citizenship:                                      U.S.A.

                                   Exhibit 2D


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America, Inc.)


Residence or Business Address:                     39 Glen Eagles Drive
                                                   St. Louis, Missouri 63124

Principal Occupation or Employment:                Housewife

Criminal Proceedings During Last 5 Years:          None

Civil Proceedings During Last 5 Years:             None

Citizenship:                                       U.S.A.

                                  Exhibit 5(c)
                    INVESTORS OF AMERICA LIMITED PARTNERSHIP
                  PURCHASES OF PARK BANCORP, INC. COMMON STOCK
                   (Transactions Effected Within Past 60 days)

Date of Purchase           Number of Shares Purchase          Price Per Share

April 12, 2001                      4,000                         15.58